

August 2, 2010

Via U.S. Mail and Facsimile to 212-338-5880

Michael B. Targoff
Vice Chairman of the Board, CEO and President
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016

> **Re: Loral Space & Communications Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 001-14180**

Dear Mr. Targoff:

We have reviewed your letter dated July 22, 2010 and we have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed April 13, 2010

1. We note your response to comment four from our letter dated July 13, 2010. In future filings, please describe how the SS/L New Business Benefit is calculated. Explain how contributions of new business will be measured for purposes of the formula. For example, will the targets be based upon expected revenues or income and will they be measured over the length of the contract?

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director